Exhibit 99.a

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

FOR IMMEDIATE RELEASE                                                                                                                                            May 17, 2004
Contact:    Investor Relations
                Albert W. Atallah
                Phone: (858) 668-1808 ext.206
                e-mail: info@thunderbirdgaming.com

Thunderbird Announces Fiscal 2003 Results

International Thunderbird Gaming Corporation (CNQ - ITGC.U) announces the following update:

We are pleased to report that the Company has now experienced sustained profitability for the past five quarters. In our message a year ago, we believed that our development efforts and experience gained in the international market over the past several years were beginning to generate positive and sustainable results. These earnings are reflected in the Company's 2003 financial statements. Operating profits are being generated in each of the five countries where the Company currently operates. The Company had a strong 4th quarter with $6.0 million in revenues and net income from continuing operations of $1.0 million, including the impact of extraordinary events.

Revenues of $21.8 million for the year 2003 reflected an 18% increase over 2002 revenues. Panama generated revenue growth of 22% compared with 2002, with its two newest casinos in Chitre and DeCameron collectively adding $2.5 million to the operation's 2003 revenue performance. The growth in Panama revenue for the four casinos with comparable annual numbers is 15%. Guatemala enjoyed modest growth at 4% for the year. With additional machines now in place, revenues in Guatemala for the first four months of 2004 have grown 10% over the first four months of 2003. The Company recorded in the 4th quarter of 2003 its first revenues from the Costa Rica joint venture. The operation generated revenues of $380 thousand for the quarter. Revenues from the Costa Rica operations in the 1st quarter of 2004 were $567 thousand.

Net income from continuing operations was $3.1 million compared to $0.3 million in 2002. The Company benefited from its merger with Hopewell Ltd. in Nicaragua, as the Company's net 20.54% interest in the operations produced a profit of $239 thousand for 2003. In addition to the equity profit, the Company recorded a one time gain of $830 thousand in 2003 resulting from the effects of the merger. The Company also recorded $536 thousand in pre-opening and development costs, related primarily to the new casino in the Hotel DeCameron in Panama, the new operations in Costa Rica, and the development office in Chile. The Company has also advanced and expensed $186 thousand related to its interests in the NAFTA claim against Mexico. There is no impact in the operating results of 2003 related to the Company's 29% interest in Venezuela, as the capital investment has been depleted by prior year losses, essentially attributable to the local currency devaluation. The Company's investment in Venezuela is now

12155 Dearborn Place, Poway, California, USA 92064

Phone: (858) 668-1808 Fax: (858) 513-3760

e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com limited to the advances and receivables for which the company anticipates repayment. The operation continues to generate sufficient revenues to meet its operating obligations.

In 2003, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) from continuing operations of $6.9 million or $0.29 per share, compared to $3.9 million or $0.17 per share in 2002. The working capital deficiency of $2.8 million at the end of 2002 has been reduced to $0.8 million at the end of 2003. The decrease is due primarily to sustained profitability and improved cash flow from operations. Cash provided by continuing operations increased to $3.9 million for the year ended December 31, 2003 from $3.1 million for the year ended December 31, 2002.

The Company anticipates paying its obligations and working capital deficiency from cash flow generated from operations and collection of amounts receivable.

We congratulate and thank the hundreds of highly-trained and dedicated employees throughout all of our operations. The Company continues to build a stronger base of talent and experience to carry it into the future. Future growth depends in great part on the management team's growth and development.

It is important to highlight some of the year's accomplishments, which have contributed towards building a stronger foundation for the Company:

  In January of 2003, the Company entered into an agreement with Hopewell Ltd. to merge its Nicaragua Fiesta Casino operation with Hopewell's Pharaoh's Casino. This has resulted in improved financial results in the country.

  In April of 2003, the Company entered into a seven-year contract with ILAC to continue operations of its video lottery terminals at the Camino Real Hotel in Guatemala City. The Company is entitled to 65% of revenue and will be responsible for all operating expenses while ILAC and the Pediatric Foundation share the remaining 35% of revenue. The Company also leased additional space and added a bar as well as additional video lottery machines.

  In Venezuela the Company successfully renegotiated the lease with the Intercontinental Hotel wherein they agreed to tie rent charges to a percentage of gross revenue determined on the basis of the Bolivar. This significantly reduced the operations risk with respect to evaluation.

  In July of 2003, the Company was approved for quotation on the Canadian Trading and Quotation System ("CNQ").

  The Company opened a "development office" in Chile to pursue opportunities, pending legislation that authorizes the establishment of additional gaming licenses. Major projects in Talca and Rancagua were identified and optioned for inclusion into bid packages. Management believes this market is the most stable market in South America.

  In Costa Rica, the Company succeeded in its legal challenge to collect its $677,000 account receivables stemming from past activity. The Company entered into a 50/50 partnership with local investors and it obtained a lease and license and began to operate a casino at the Presidente Hotel in downtown San Jose. The expensive development phase has now been accomplished and growth will occur in the context of an operating infrastructure.

12155 Dearborn Place, Poway, California, USA 92064

Phone: (858) 668-1808 Fax: (858) 513-3760

e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

  In Panama, the Company opened the DeCameron Beach Casino in Panama. It also implemented a player tracking system in Panama which positively impacted slot revenues and profitability. A remodel and expansion of the property in David, Panama was completed. The Company built and began to operate separate "for profit" bars in David and the El Panama properties. With the addition of significant competition in the Panama market the Company is experiencing fierce competition.

  The Company pursued the NAFTA claim against Mexico throughout 2003. The Company is fully committed to the NAFTA process and believes that this forum offers a transparent and fair resolution of a meritorious claim. Simply put, the Company seeks to have the international tribunal "right a very egregious wrong." The Company's Mexico Skill Game enterprise was well on its way to becoming an anchor business before Mexico illegally shut the operations down. The Company, as the managing and controlling investor, hired a well qualified team of lawyers who presented the case to the international tribunal in a thorough and concise manner. The case has been arbitrated and is in final briefing, culminating in a decision that will be reached in the next several months. Closing briefs are due June 30, 2004. The Company contributed approximately $200,000 of "in kind services" toward the legal effort through utilization of management time consisting of in house legal and accounting work. In addition, by the conclusion of the case, the Company and its investors will have contributed $618,000 of cash for outside legal fees, tribunal fees and miscellaneous costs. The Company's portion of this cash contribution is $263,000.

  The Company has developed an in-house design group which develops and designs highly thematic restaurants, bars and casinos. This group is a key element of the products which the Company can and is now developing.

These accomplishments have contributed to the stability and financial base of the Company. The Company continues as the "market leader" in Central America and now has its sights on Chile. Our business model is now well defined: diversify operations across a number of different partners, properties and jurisdictions; and commit the minimum level of financial capital consistent with maximizing returns. The Company will continue to focus on developing markets to take advantage of greater market share with lower capital costs. The net worth of the Company in the past years has been comparatively low and not a factor allowing financing of growth. Neither has there been any contribution of new equity from shareholders for several years. This has required that the growth occur in the context of a high risk and highly leveraged business model. Management believed and continues to believe dilution through contribution of new equity does not make sense at current share prices. Consequently, the Company has been and will continue for some time to improve and solidify its balance sheet through high interest rate, short term loans.

Shareholders should be mindful of the fact that in 1998 the Company lost all its revenue and experienced a new start with little capital and no infusions of equity. Now several successful operations are in place and a management team which has experienced the difficulty of "under funded" start up operations.

From a weak and tenuous financial position the Company has built a modest financial foundation and strong operating business. The Company is now positioned to focus on a structured investor

12155 Dearborn Place, Poway, California, USA 92064

Phone: (858) 668-1808 Fax: (858) 513-3760

e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com relations program. We will strengthen corporate communications that will accurately describe the strengths of the organization. We believe shareholder value is created through a long-term approach of building a strong Company. Given our sustained profitability over the past five quarters, we have established a level of credibility with most of our shareholders. The Company is currently listed on the newly-formed Canadian Network Quotation (CNQ). The CNQ has continued to improve its reputation and systems. We hope that the CNQ and Company's focus on a structured investor relations program will create the necessary synergy that is needed to promote the Company's business and offer optimum value to our shareholders.

In summary, the Company continues on a positive path. The business model has been proven. Management will stay focused on execution. There will inevitably be ups and downs, but the long term result will be a more stable, profitable, and diversified Company.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA 92064

Phone: (858) 668-1808 Fax: (858) 513-3760

e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com